FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of December, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




The following text is the English translation of a statutory public announcement according to section 15 of the Securities Trading Act ("Wertpapierhandelsgesetz") in Germany by HSBC Trinkaus & Burkhardt, a 78.6 per cent indirectly owned subsidiary of HSBC Holdings plc.




                  HSBC TRINKAUS & BURKHARDT AG ACQUIRES SHARES
                      OF INTERNATIONAL TRANSACTION SERVICES

HSBC Trinkaus & Burkhardt AG has agreed to acquire 49 per cent of the shares of International Transaction Services GmbH from T-Systems Enterprise Services GmbH with effect from 1 January 2008. The gross asset value of International Transaction Services GmbH was EUR61.2 million as of 31 December 2006. The acquisition is subject to the approval of the supervisory board of T-Systems Enterprise Services GmbH.

International Transaction Services GmbH provides securities settlement services and was founded in 2005 as a Joint Venture by T-Systems Enterprise Services GmbH and HSBC Trinkaus & Burkhardt Gesellschaft fur Bankbeteiligungen mbh, a wholly owned subsidiary of HSBC Trinkaus & Burkhardt AG.

On completion of the acquisition HSBC Trinkaus & Burkhardt AG will own 100 per cent of the shares in International Transaction Services GmbH on a consolidated basis.


Notes to editors:

1. HSBC Trinkaus & Burkhardt AG

HSBC Trinkaus is one of the leading private banks in Germany and part of the globally-operating HSBC Group. In addition to the head office in Dusseldorf, HSBC Trinkaus is represented in six locations in Germany with over 1,800 employees and has access to the global network of the HSBC Group. With total assets of EUR21.8 billion* and EUR86.3 billion in funds under management and administration*, the bank has a Fitch IBCA rating of AA-. The core target groups are private clients, corporate clients and institutional clients. *(figures as at 30 September 2007).

Copies  of  all  the  bank's  news   releases  can  be  found  on  the  homepage
www.hsbctrinkaus.de.

2. HSBC Holdings plc

HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  05 December 2007